Exhibit 99.2

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	June 30, 2005	December 31, 2004
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$12,553	$17,473
Cash pledged as collateral	75	75
Accounts receivable	9	17
Investment tax credits recoverable	169	252
Prepaid expense	15	11
Other current assets	51	84

Total current assets	12,872	17,912

Capital assets	521	652
Acquired intellectual property rights	19,055	20,415
Other long-term assets	8	10

Total assets	$32,456	$38,989

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$1,467	$1,065
Accrued liabilities	1,233	714

Total current liabilities	2,700	1,779

Future income taxes	6,965	7,463
Other long-term liabilities	104	140

Total liabilities	9,769	9,382

Commitments and contingencies

Shareholders’ equity

Common stock, no par value; unlimited shares authorized; 36,550 and 36,536 shares issued and outstanding, respectively	34,206	34,324
Contributed surplus	23,526	22,587
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(40,895)	(33,154)

Total shareholders’ equity	22,687	29,607

Total liabilities and shareholders’ equity	$32,456	$38,989

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	3,360	840	5,378	2,016
General and administration	900	1,540	1,618	2,465
Amortization of acquired intellectual property rights	680	574	1,361	1,166

Loss from operations	(4,940)	(2,954)	(8,357)	(5,647)

Interest expense	(3)	—	(7)	(1)
Interest income	72	63	125	150

	(69)	(63)	(118)	(149)

Loss before income taxes	(4,871)	(2,891)	(8,239)	(5,498)

Recovery of future income taxes	249	210	498	426

Net loss	$(4,622)	$(2,681)	$(7,741)	$(5,072)

Accumulated deficit - Beginning of period	(36,273)	(20,722)	(33,154)	(18,331)

Accumulated deficit - End of period	$(40,895)	$(23,403)	$(40,895)	$(23,403)

Net loss per share of common stock, basic and diluted	$(0.13)	$(0.08)	$(0.21)	$(0.16)

Weighted-average number of shares of common stock outstanding, basic and diluted	36,541	32,666	36,538	31,541

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Cash flows from (used in):
Operating activities:
Net loss	$(4,622)	$(2,681)	$(7,741)	$(5,072)
Adjustments for non-cash items:
Amortization of capital assets	76	31	164	142
Amortization of acquired intellectual property rights	680	574	1,361	1,166
Recovery of future income taxes	(249)	(210)	(498)	(426)
Amortization of leasehold inducements	—	—	—	(14)
Stock options issued to consultants	65	—	65	19
Stock options issued to employees	686	—	874	—
Changes in operating assets and liabilities	1,219	724	1,042	789

Net cash used in operating activities	(2,145)	(1,562)	(4,733)	(3,396)

Investing activities:
Purchase of capital assets	(14)	(95)	(33)	(130)
Release of restricted cash	—	192	—	192
Purchase of short-term investments	—	(7,056)	—	(7,056)

Net cash used in investing activities	(14)	(6,959)	(33)	(6,994)

Financing activities:
Issuance of common stock	—	7,342	—	7,464
Proceeds from convertible note	—	(125)	—	(114)
Proceeds from exercise of stock options	25	1	25	22
Issue costs	2	1,003	(143)	778
Other liability repayments	(18)	(15)	(36)	(28)

Net cash provided (used) in financing activities	9	8,206	(154)	8,122

Effect of exchange rate changes on cash and cash equivalents	—	(280)	—	(646)

Net change in cash and cash equivalents	(2,150)	(595)	(4,920)	(2,914)

Cash and cash equivalents - Beginning of period	14,703	14,194	17,473	16,513

Cash and cash equivalents - End of period	$12,553	$13,599	$12,553	$13,599

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

(Unaudited)

1. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

2. Significant Accounting Policies

Reporting currency

Effective January 1, 2005, the Company changed its functional currency from the Canadian dollar to the United States (“U.S.”) dollar as the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date, revenues and expenses were translated at the average exchange rates prevailing during each reporting period, and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders’ equity and total $5,850 at December 31, 2004.

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the six-month transitional period ended December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3. Acquired Intellectual Property

On November 20, 2002, Adherex acquired certain intellectual property rights directed to therapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property rights resided in Oxiquant, a holding company with no active business.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

The acquired intellectual property rights are being amortized over their estimated useful lives of 10 years. The cost and accumulated amortization of the acquired intellectual property rights as of June 30, 2005 and December 31, 2004 are as follows:

	June 30, 2005	December 31, 2004
Cost	$25,891	$25,891
Accumulated amortization	(6,836)	(5,476)

Net book value	$19,055	$20,415

4. Shareholders’ Equity

Stock options

Information with respect to stock option activity is as follows:

		Exercise price per option
	Number of Options	Range	Weighted- average
Outstanding at December 31, 2004	3,763	$1.6375 - $7.50	$2.40
Cancelled	(1)	$1.55	$1.55
Exercised	(15)	$1.6375 - $1.70	$1.65
Granted	756	$1.45 - $1.55	$1.45

Outstanding at June 30, 2005	4,503	$1.45 - $7.50	$2.25

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) outlined in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust accumulated deficit without restatement. On July 1, 2004, the Company increased the accumulated deficit by $1,686 and increased contributed surplus by the same amount.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

Stock-based compensation expense relating to employees totaled $686 for the three-month period ended June 30, 2005 and $874 for the six-month period ended June 30, 2005. Had the Company applied the provisions of CICA 3870 for the quarter ended June 30, 2004, the net loss of the Company would have increased as follows:

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Net loss before compensation expense	$(2,681)	$(5,072)
Compensation expense	(536)	(710)

Pro forma net loss	$(3,217)	$(5,782)

Net loss per common share, basic and diluted	$(0.10)	$(0.18)

In estimating the value of each stock option grant, the Black-Scholes option pricing model was used and the following assumptions were used in the calculations: expected dividend of 0%, risk free interest rate of 3.73%, expected volatility of 71% and expected life of seven years.

Stock based compensation expense includes all options that vested during the quarter despite the date of grant. Stock based compensation expense relating to external consultants totaled $65 for both the three-month and six-month periods ended June 30, 2005.

5. Subsequent Events

GlaxoSmithKline Relationship

On July 14, 2005, the Company entered into a development and licensing agreement with GlaxoSmithKline (“GSK”) providing for total potential payments to Adherex of up to approximately $220 million. The agreement includes the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license ADH-1 (Exherin™) from Adherex. As part of the transaction GSK purchased $3.0 million of the Company’s units in the July 2005 Private Placement.

Under the terms of the agreement relating to eniluracil, Adherex received an exclusive license to develop eniluracil for all indications and GSK retained options to buy-back and assume development of the compound. If GSK exercises an option for eniluracil, Adherex will receive upfront payments, development milestone payments and sales milestone payments of up to $120 million in aggregate, plus up to double-digit royalties on annual net sales, dependent upon when the option is exercised. If GSK does not exercise its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would pay GSK development and sales milestones and double-digit royalties.

Adherex has also granted to GSK an option to receive a worldwide, exclusive license for ADH-1. If the ADH-1 option is exercised, a series of upfront payments, development milestone payments and sales milestone payments to Adherex would be triggered of up to approximately $100 million in aggregate plus double-digit royalties on annual net sales. In addition, if GSK exercises the option on ADH-1, GSK would be responsible for further development and associated expenses.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

(Unaudited)

Reverse Stock Split

On July 20, 2005, our Board of Directors approved a reverse stock split of the Company’s common stock at a ratio of one-for-five. The reverse stock split had previously been approved by the Company’s shareholders at the Annual and Special Meeting held on April 29, 2005. The reverse stock split became effective at the close of business on July 29, 2005 and reduced the number of shares of common stock then outstanding from approximately 213 million to approximately 43 million. The reverse stock split affects all of the Company’s common shares, stock options and warrants outstanding at the effective date. The number of shares of Adherex common stock, stock options and warrants issued and outstanding and the basic and diluted weighted-average shares outstanding as well as per share data and per stock option data have been adjusted for all periods to reflect the one-for-five reverse stock split.

July 2005 Private Placement

On July 20, 2005, the Company completed a private placement of equity securities totaling $8,510 for 6,079 units at a price of $1.40 per unit as adjusted for the reverse stock split, resulting in net proceeds of $8,094 after deducting broker fees and other expenses of $416. Each unit consisted of one common share and 0.30 of a common share purchase warrant. The private placement comprised an aggregate of 6,079 shares of common stock, along with 1,824 investor warrants and 57 broker warrants to acquire additional shares of Adherex common stock, each as adjusted for the reverse stock split. Each whole investor warrant entitles the holder to acquire one additional share of common stock of Adherex at an exercise price of $1.75 per share for a period of three years and each broker warrant entitles the holder to acquire one share of Adherex common stock at an exercise price of $1.75 per share for a period of two years, each as adjusted for the reverse stock split.